August 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ruari Regan

Re:      Harbor Custom Development, Inc.

Registration Statement on Form S-1, as amended

File No. 333-237507

Withdrawal of Acceleration Request

Dear Mr. Regan:

Harbor Custom Development, Inc. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated August 25, 2020. The Company is concurrently filing a separate request for the acceleration of the effectiveness of the Registration Statement for August 28, 2020.

Please call Lynne Bolduc, Esq. of Fitzgerald Yap Kreditor, LLP, counsel to the Company, at (949) 788-8900 with any comments or questions regarding this matter.

Sincerely,

/s/ Sterling Griffin
Harbor Custom Development, Inc.
Sterling Griffin
Chief Executive Officer

cc:    Lynne Bolduc, Esq.

FitzGerald Yap Kreditor, LLP